APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

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BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash in Drawer	300.00
Checking	1,143.53
Payroll Account	0.00
Total Bank Accounts	**$1,443.53**
Accounts Receivable	
Accounts Receivable	4,204.56
Total Accounts Receivable	**$4,204.56**
Other Current Assets	
Food Inventory	17.56
Undeposited Funds	216.56
Total Other Current Assets	**$234.12**
Total Current Assets	**$5,882.21**
Fixed Assets	
Furniture and Equipment	5,248.78
Total Fixed Assets	**$5,248.78**
Other Assets	
Security Deposits Asset	700.00
Total Other Assets	**$700.00**
TOTAL ASSETS	**$11,830.99**

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BALANCE SHEET

As of December 31, 2018

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	10,400.80
Total Accounts Payable	**$10,400.80**
Credit Cards	
Barclaycard	3,537.24
Capital One Platinum	449.36
PayPal Credit	261.87
Total Credit Cards	**$4,248.47**
Other Current Liabilities	
Employee Tips Payable	-135.00
Kabbage Line of Credit	833.33
Sales Tax Agency Payable	0.00
Shopify Capital	5,794.32
Strauss Loan	0.00
Total Other Current Liabilities	**$6,492.65**
Total Current Liabilities	**$21,141.92**
Long-Term Liabilities	
BTAD LOAN-ACCION	12,172.46
Kiva Loan	5,833.30
Total Long-Term Liabilities	**$18,005.76**
Total Liabilities	**$39,147.68**
Equity	
Investment from Owner	750.00
Opening Balance Equity	7,500.00
Personal Investment	9,074.31
Retained Earnings	-29,049.07
Net Income	-15,591.93
Total Equity	**$ -27,316.69**
TOTAL LIABILITIES AND EQUITY	**$11,830.99**

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BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash in Drawer	0.00
Checking	-307.09
Payroll Account	2,034.06
Total Bank Accounts	**$1,726.97**
Accounts Receivable	
Accounts Receivable	5,451.45
Total Accounts Receivable	**$5,451.45**
Other Current Assets	
Food Inventory	165.64
Uncategorized Asset	-100.00
Undeposited Funds	-300.00
Total Other Current Assets	**$ -234.36**
Total Current Assets	**$6,944.06**
Fixed Assets	
Furniture and Equipment	6,999.11
Total Fixed Assets	**$6,999.11**
Other Assets	
Prepaid Market Fees	120.00
Security Deposits Asset	700.00
Total Other Assets	**$820.00**
TOTAL ASSETS	**$14,763.17**

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BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	6,605.19
Total Accounts Payable	**$6,605.19**
Credit Cards	
Barclaycard	3,943.23
Capital One Platinum	2,436.43
PayPal Credit	644.25
Total Credit Cards	**$7,023.91**
Other Current Liabilities	
Employee Tips Payable	-295.52
Kabbage Line of Credit	-312.50
R.Higgins Loan	6,500.00
Sales Tax Agency Payable	0.00
Shopify Capital	6,033.64
Strauss Loan	-22.97
Stripe Funding	594.32
Total Other Current Liabilities	**$12,496.97**
Total Current Liabilities	**$26,126.07**
Long-Term Liabilities	
BTAD LOAN-ACCION	7,803.05
Kiva Loan	2,499.94
Total Long-Term Liabilities	**$10,302.99**
Total Liabilities	**$36,429.06**
Equity	
Investment from Owner	750.00
Opening Balance Equity	7,500.00
Personal Investment	9,074.31
Retained Earnings	-44,641.00
Net Income	5,650.80
Total Equity	**$ -21,665.89**
TOTAL LIABILITIES AND EQUITY	**$14,763.17**

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PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Food Sales	117,521.81
Frozen Dough	12,660.00
Grant Income	3,000.00
Other Food Sales	180.00
Packaging	673.87
Shipping & Handling	1,673.55
Total Income	**$135,709.23**
Cost of Goods Sold	
Food Purchases	26,821.36
Outside Services - Kitchen Help	28,557.86
Packaging Supplies	5,963.40
Restaurant Supplies	15.96
Shipping Costs	7,920.74
Total Cost of Goods Sold	**$69,279.32**
GROSS PROFIT	**$66,429.91**
Expenses	
Advertising and Promotion	5,276.96
Bank Service Charges	3,791.57
BTAD - Interest	813.27
Business Licenses and Permits	487.49
Computer and Internet Expenses	1,814.99
Donations	209.83
Employee Meals	2,352.86
Gifts	517.80
Insurance Expense	1,707.00
Kabbage Fees	390.00
Kitchen Supplies	74.00
Market Fees	5,730.49
Meals and Entertainment	1,066.37
Office Supplies	2,529.39
Outside Services - Sales Help	414.00
Payroll Expenses	16,704.44
Payroll Processing Fees	1,179.04
Payroll Taxes	4,098.19
Postage and Delivery	163.84
Professional Fees	225.00
Rent Expense	4,142.30
Research & Development	118.50
Shopify Capital Interest	546.00
Telephone Expense	2,814.60

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PROFIT AND LOSS

January - December 2018

	TOTAL
Training & Development	131.75
Travel Expenses	1,275.32
Uniforms	32.85
Total Expenses	**$58,607.85**
NET OPERATING INCOME	**$7,822.06**
Other Expenses	
Ask My Accountant	0.00
Owner's Draw	23,413.99
Total Other Expenses	**$23,413.99**
NET OTHER INCOME	**$ -23,413.99**
NET INCOME	**$ -15,591.93**

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PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Food Sales	141,062.56
Frozen Dough	18,983.00
Gift Cards	425.00
Grant Income	10,000.00
Other Food Sales	-7.35
Packaging	666.64
Shipping & Handling	1,090.83
Shipping Income	-25.00
Total Income	**$172,195.68**
Cost of Goods Sold	
Cost of Goods Sold	2,989.81
Food Purchases	26,227.19
Outside Services - Kitchen Help	26,846.72
Packaging Supplies	9,741.85
Restaurant Supplies	33.00
Shipping Costs	9,188.18
Total Cost of Goods Sold	**$75,026.75**
GROSS PROFIT	**$97,168.93**
Expenses	
Advertising and Promotion	6,146.03
Bank Service Charges	4,669.88
BTAD - Interest	810.99
Business Licenses and Permits	1,222.48
Capital One Interest	179.52
Computer and Internet Expenses	1,536.96
Credit Card Interest	405.56
Donations	200.35
Employee Meals	2,326.63
Gifts	322.58
Insurance Expense	1,773.20
Kabbage Fees	391.25
Kitchen Supplies	95.41
Market Fees	5,206.50
Meals and Entertainment	427.12
Office Supplies	2,378.27
Outside Services - Sales Help	985.00
Payroll Expenses	10,743.29
Payroll Processing Fees	1,932.64
Payroll Taxes	3,455.76
Postage and Delivery	40.10

PROFIT AND LOSS

January - December 2019

	TOTAL
Professional Fees	25.00
QuickBooks Payments Fees	311.33
Rent Expense	5,935.25
Research & Development	32.34
Shopify Capital Interest	1,164.76
Telephone Expense	3,182.31
Training & Development	243.78
Travel Expenses	1,364.38
Uncategorized Expense	-37.26
Uniforms	24.98
Total Expenses	**$57,496.39**
NET OPERATING INCOME	**$39,672.54**
Other Expenses	
Ask My Accountant	0.01
Owner's Draw	34,021.73
Total Other Expenses	**$34,021.74**
NET OTHER INCOME	**$ -34,021.74**
NET INCOME	**$5,650.80**

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STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-15,591.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-3,446.72
Accounts Payable	1,386.19
Barclaycard	2,037.24
Capital One Platinum	286.68
PayPal Credit	261.87
Employee Tips Payable	-135.00
Kabbage Line of Credit	833.33
Sales Tax Agency Payable	0.00
Shopify Capital	2,675.47
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,899.06**
Net cash provided by operating activities	**$ -11,692.87**
INVESTING ACTIVITIES	
Furniture and Equipment	-41.31
Security Deposits Asset	100.00
Net cash provided by investing activities	**$58.69**
FINANCING ACTIVITIES	
BTAD LOAN-ACCION	7,303.85
Kiva Loan	-3,333.36
Net cash provided by financing activities	**$3,970.49**
NET CASH INCREASE FOR PERIOD	**$ -7,663.69**
Cash at beginning of period	9,323.78
CASH AT END OF PERIOD	**$1,660.09**

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STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	5,650.80
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-1,246.89
Food Inventory	-148.08
Uncategorized Asset	100.00
Prepaid Market Fees	-120.00
Accounts Payable	-3,795.61
Barclaycard	405.99
Capital One Platinum	1,987.07
PayPal Credit	382.38
Employee Tips Payable	-160.52
Kabbage Line of Credit	-1,145.83
R.Higgins Loan	6,500.00
Sales Tax Agency Payable	0.00
Shopify Capital	239.32
Strauss Loan	-22.97
Stripe Funding	594.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,569.18**
Net cash provided by operating activities	**$9,219.98**
INVESTING ACTIVITIES	
Furniture and Equipment	-1,750.33
Net cash provided by investing activities	**$ -1,750.33**
FINANCING ACTIVITIES	
BTAD LOAN-ACCION	-4,369.41
Kiva Loan	-3,333.36
Net cash provided by financing activities	**$ -7,702.77**
NET CASH INCREASE FOR PERIOD	**$ -233.12**
Cash at beginning of period	1,660.09
CASH AT END OF PERIOD	**$1,426.97**

I, Heather Yunger, certify that:

1. The financial statements of Top Shelf Cookies included in this Form are true and complete in all material respects; and
2. The tax return information of Top Shelf Cookies included in this Form reflects accurately the information reported on the tax return for Top Shelf Cookies for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature DocuSigned by: [signature] 9B32DF50DB84414...

Name: Heather Yunger

Title: Owner